# EMGOLD MINING CORPORATION

**1610 – 777 Dunsmuir Street, P. O. Box 10435**
**Vancouver, B.C. V7Y 1K4**
**Tel: (604) 687-4622 Fax: (604) 687-4212**




June 5, 2002



**VIA FEDERAL EXPRESS**

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549



SUPPL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Sharon Ross

/lb
Enclosures

dlw 6/10

United States Sec Filing
June 4, 2002

**Emgold Mining Corporation**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

**A. News Release**

1. News Release – May 30, 2002
   TSX Venture Exchange approves Debt Settlement

**B. Financials**

1. Annual Information Form, For the year ended December 31, 2001
2. Quarterly and Year End Report, BC Form 51-901-For quarter ended March 31,2002 and year ended December 31, 2002

**C. Correspondence with B.C. Securities Commission**

1. Confirmation of mailing-Certificate re dissemination to shareholder

**D. Annual General Meeting**

1. Form of proxy- English
2. Management proxy/information circular
3. Notice of Meeting

# EMGOLD MINING CORPORATION

**Suite 1400 – 570 Granville Street**
**Vancouver, B.C. V6C 3P1**
**www.emgold.com / www.langmining.com**

May 30, 2002

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

## TSX VENTURE EXCHANGE APPROVES DEBT SETTLEMENT

Emgold Mining Corporation (EMR-TSX Venture Exchange) is pleased to advise that the TSX Venture Exchange has approved a debt settlement authorizing the Company to issue 2,250,000 common shares at deemed price of $0.10 per share in satisfaction of indebtedness in the amount of $225,000. Common shares issued pursuant to the debt settlement will be subject to a four-month hold period expiring on September 30, 2002.

**"Frank A. Lang, P. Eng."**
President

For further information please contact:
**Investor Relations** at the LMC management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

*No regulatory authority has approved or disapproved the information contained in this news release*

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901
(previously Form 61)

*Freedom of Information and Protection of Privacy Act:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

**SCHEDULE A: FINANCIAL STATEMENTS**

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, *income statement, statement of retained earnings, cash flow* statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

*For the financial year end:*
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

**SCHEDULE B: SUPPLEMENTARY INFORMATION**

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the *information does not have to be repeated in Schedule* B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS**

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
 i. the name of the person;
 ii. the amount paid during the reporting period; and
 iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

**How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)**
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

**Meeting the Form Requirements**
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

***ISSUER DETAILS***

| NAME OF ISSUER | | | FOR QUARTER ENDED | DATE OF REPORT YY MM DD |
|---|---|---|---|---|
| Emgold Mining Corporation. | | | March 31, 2002 | 2002 May 24 |
| ISSUER ADDRESS | | | | |
| Suite 1400 – 570 Granville Street | | | | |
| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| Vancouver | BC | V6C 3P1 | 604-687-4212 | 604-687-4622 |
| CONTACT NAME | | CONTACT POSITION | | CONTACT TELEPHONE NO. |
| Shannon Ross | | Secretary | | 604-687-4622 |
| CONTACT EMAIL ADDRESS | | WEB SITE ADDRESS | | |
| sross@langmining.com | | www.emgoldmining.com | | |

***CERTIFICATE***
*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY MM DD |
|---|---|---|
| F. A. Lang | Frank A. Lang | 2002 MAY 24 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY MM DD |
| [signature] | Wiliam J. Witte | 2002 MAY 24 |

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(unaudited – prepared by management)

# EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

| | March 31, 2002 | December 31, 2001 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 4,536 | $ 7,128 |
| Accounts receivable | 915 | 959 |
| | 5,451 | 8,087 |
| **Reclamation deposits** | 3,000 | 3,000 |
| **Mineral property interests (see schedule)** | 152,957 | 147,459 |
| | $ 161,408 | $ 158,546 |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | $ 56,236 | $ 56,495 |
| Promissory note | 468,232 | 459,894 |
| Due to related parties | 899,480 | 871,666 |
| | 1,423,948 | 1,388,055 |
| **Shareholders' equity** | | |
| Share capital | 17,151,797 | 17,151,797 |
| Deficit | (18,414,337) | (18,381,306) |
| | (1,262,540) | (1,229,509) |
| | $ 161,408 | $ 158,546 |

Approved by the Board

"Frank A. Lang"
Director

"William J. Witte"
Director

# EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

| | Three Months Ended March 31, 2002 | Three Months Ended March 31, 2001 |
|---|---|---|
| **Expenses (Income)** | | |
| Amortization | $ - | $ 3,589 |
| Exchange (gains) losses | 26 | 19,189 |
| Finance expense | 4,712 | 7,337 |
| Legal, accounting and audit | 936 | 2,970 |
| Office and administration | 375 | 23,866 |
| Property investigations | 2,509 | - |
| Salaries and benefits | 8,143 | 8,580 |
| Shareholder communications | 3,296 | 3,688 |
| Write-down of mineral property interests | 13,051 | 19,743 |
| Write-down of fixed assets | - | 4,924 |
| Interest and other income | (17) | (862) |
| | 33,031 | 93,024 |
| **Loss for the period** | (33,031) | (93,024) |
| **Deficit, beginning of period** | (18,381,306) | (18,363,299) |
| **Deficit, end of period** | $ (18,414,337) | $ (18,456,323) |
| **Loss per share, basic and diluted** | $ (0.00) | $ (0.01) |
| **Weighted average number of common shares outstanding** | 18,589,319 | 18,489,319 |

# EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

| | Three Months Ended March 31, 2002 | Three Months Ended March 31, 2001 |
|---|---|---|
| **Cash provided by (used for)** | | |
| **Operations** | | |
| Loss for the period | $ (33,031) | $ (93,024) |
| Items not involving cash | | |
| Amortization | - | 3,589 |
| Finance expense | - | 7,337 |
| Write-down of mineral property interests | 13,051 | 19,743 |
| Write-down of fixed assets | - | 4,924 |
| | (19,980) | (57,431) |
| Changes in non-cash working capital | | |
| Accounts receivable | 44 | 2,046 |
| Accounts payable and accrued liabilities | (259) | 5,188 |
| Due to related parties | 27,814 | 70,249 |
| | 7,619 | 20,052 |
| **Investments** | | |
| Mineral property interests: | | |
| Acquisition costs | (5,049) | (965) |
| Exploration and development costs | (5,162) | (23,608) |
| | (10,211) | (24,573) |
| **Decrease in cash and cash equivalents during the period** | (2,592) | (4,521) |
| **Cash and cash equivalents, beginning of period** | 7,128 | 14,084 |
| **Cash and cash equivalents, end of period** | $ 4,536 | $ 9,563 |

**EMGOLD MINING CORPORATION**
(an exploration stage company)
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three Months Ended March 31, 2002 and 2001
(Unaudited – prepared by management)

The accompanying consolidated financial statements for the interim periods ended March 31, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

**1. Going concern assumption**

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

As at March 31, 2002, the Company had a working capital deficiency of $1,418,497 and a deficit of $18,414,337.

The Company has capitalised $152,957 in acquisition and exploration costs related to the Holly, Rozan, Stewart and other mineral property interests. Under the Holly mineral property lease agreement the Company has an obligation to make a cash payment of $US 8,000 and issue 100,000 common shares on the first anniversary of the effective date of the agreement. These shares have not been issued and the property has been written down to a carrying value of $1.

The current obligations in respect of the Holly, Stewart and Rozan mineral properties only guarantee a continuing interest in those properties, for the Company to realise the carrying value of these investments additional funding would be required or a joint venture partner would have to be identified to assist with the funding of these ventures. The Company has staked mineral claims in southeastern British Columbia.

The Company is also attempting to negotiate a new agreement on the Idaho-Maryland Property as the current title to the property is no longer in good standing. A new agreement must be negotiated with the vendors of the Idaho-Maryland Property, and these costs are currently not known.

These costs, mentioned above, are in addition to ongoing general and administration expenditures and costs on other exploration properties held by the Company.

The Company's ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties, and its ability to secure additional financing. While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern

**1. Going concern assumption (continued)**

assumptions were not appropriate. Some adjustments could be material. There is significant doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

**2. Change in accounting policy**

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. For grants made to non-employees outstanding at January 1, 2002, the new recommendations are applied retroactively, without restatement. No compensation cost is recorded for all other stock-based employee compensation awards. The changes have not had an impact on the Company's financial position. The Company is also required to disclose the pro forma effect of and to employee awards that are direct awards of stock and call for settlement in cash or other assets that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement. During the three months ended March 31, 2002, the Company has not awarded any stock options. The Company has no change in its retained earnings at the beginning of 2002.

**3. Mineral property interests**

The cumulative costs of the Company's interest in mineral properties owned, leased or under option, consist of the following:

| Carrying Values of Mineral Property Interests | March 31, 2002 | December 31, 2001 |
|---|---|---|
| Idaho-Maryland Property, California | $ 1 | $ 1 |
| Holly Property, Nevada | 1 | 1 |
| Rozan Property, British Columbia | 118,753 | 118,738 |
| Stewart, British Columbia | 30,853 | 25,395 |
| Porph Claim | 3,349 | 3,324 |
| | $ 152,957 | $ 147,459 |

4. **Related party transactions and balances**

| **Services rendered by:** | **March 31, 2002** | **December 31, 2001** |
|---|---|---|
| Lang Mining Corporation (a) | $ -- | $ 89,020 |
| Director (b) | $ 4,436 | $ 23,551 |
| LMC Management Services Ltd. (c) | $ 12,351 | $ 28,194 |

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Lang Mining provided management services at a rate of $5,000 per month, and provided accounting, geological, and other services at cost plus 15%, until June 30, 2001.

Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee, and the contract was terminated with Lang Mining.

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

| **Balances payable to:** | **March 31, 2002** | **December 31, 2001** |
|---|---|---|
| Lang Mining Corporation | $ (372,132) | $ (318,153) |
| Legal fees | $ (16,390) | $ (16,390) |
| Directors | $ (462,458) | $ (446,995) |
| LMC Management Services Ltd. | $ (42,519) | $ (30,168) |
| Sultan Minerals Inc. | $ (3,314) | $ (3,313) |
| Valerie Gold Resources Ltd. | $ (2,667) | $ (2,661) |
| | $ (899,480) | $ (871,666) |

The amounts are non-interest bearing and due on demand, with no fixed terms of repayment, except for a balance owing to a director and officer of the Company, which bears interest at 5% per annum. Interest of $10,644 has been accrued in the current period and is included in the balance payable.

# EMGOLD MINING CORPORATION

(an exploration stage company)
Unaudited Consolidated Schedules of Mineral Property Interests

| Mineral property interests | March 31 2002 | December 31 2001 |
|---|---|---|
| **Idaho-Maryland Mine, California** | | |
| **Acquisition costs** | | |
| Balance, beginning of period | $ 1 | $ 1 |
| Incurred during the period | 8,338 | 33,332 |
| Write-down during the period | (8,338) | (33,332) |
| Balance, end of period | 1 | 1 |
| **Exploration and development costs** | | |
| Consulting and engineering studies | 4,436 | 24,326 |
| Site activities | 277 | 6,215 |
| Travel and accommodation | -- | 2,098 |
| Incurred during the period | 4,713 | 32,639 |
| Less write-down of exploration and development costs | (4,713) | (32,639) |
| Balance, end of period | 1 | 1 |
| **Rozan Property, British Columbia** | | |
| **Acquisition costs** | | |
| Balance, beginning of period | 23,990 | 15,990 |
| Incurred during the period | -- | 8,000 |
| Balance, end of period | 23,990 | 23,990 |
| **Exploration and development costs** | | |
| Assays | 15 | 346 |
| Geological and geochemical | -- | (4,568) |
| Site activities | -- | 11,453 |
| Incurred during the period and balance, end of period | 15 | 7,231 |
| Balance, beginning of period | 94,748 | 87,517 |
| Balance, end of period | 94,763 | 94,748 |
| | 118,753 | 118,738 |
| **Porph Claim, British Columbia** | | |
| **Acquisition costs** | | |
| Balance, beginning of period | 3,324 | -- |
| Incurred during the period | 25 | 3,324 |
| Balance, end of period | 3,349 | 3,324 |
| **Stewart Property, British Columbia** | | |
| **Acquisition costs`** | | |
| Balance, beginning of period | 9,636 | -- |
| Incurred during the period | 5,025 | 9,636 |
| Balance, end of period | 14,661 | 9,636 |
| **Exploration and development costs** | | |
| Assays and analysis | -- | 11,814 |
| Geological | 433 | 3,004 |
| Site activities | -- | 941 |
| Incurred during the period | 433 | 15,759 |
| Balance, beginning of period | 15,759 | |
| Balance, end of period | 16,192 | 15,759 |
| | 30,853 | 25,395 |
| **Holly Property, Nevada** | | |
| **Acquisition costs** | | |
| Balance, beginning of period | 1 | 28,996 |
| Incurred during the period | -- | 5,390 |
| Write-down of mineral property interest | -- | (34,385) |
| Balance, end of period | 1 | 1 |
| **Mineral property interests** | $ 147,459 | $ 147,459 |

**EMGOLD MINING CORPORATION**
**QUARTERLY REPORT**
**MARCH 31, 2002**

**Schedule A:**

See unaudited consolidated financial statements.

**Schedule B:**

**1. Analysis of expenses and deferred costs**

See unaudited financial statements attached in Schedule A to the Form 51-901.

**2. Related party transactions**

See note 4 to the unaudited consolidated financial statements for the three months ended March 31, 2002.

**3. Summary of securities issued and options granted during the period**

(a) **Securities issued during the three months ended March 31, 2002**

Nil

(b) **Options granted during the three months ended March 31, 2002**

Nil

**4. Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

50,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at March 31, 2002**

18,589,319 common shares are issued and outstanding.

(c) (i) **Stock Options Outstanding**

| # of Shares | Exercise Price ($) | Expiry Date |
|---|---|---|
| 10,000 | 0.20 | June 12, 2002 |
| 165,000 | 0.30 | April 22, 2003 |
| 115,000 | 0.30 | September 22, 2003 |
| 52,000 | 0.30 | June 16,2004 |
| 13,000 | 0.30 | February 21, 2007 |
| 200,000 | 0.30 | April 21, 2007 |
| 207,000 | 0.25 | January 15, 2009 |
| 150,000 | 0.25 | June 11, 2009 |
| 1,257,000 | 0.10 | October 12, 2011 |
| 2,169,000 | | |

(ii) **Warrants Outstanding**

| # of Shares | Exercise Price ($) | Expiry Date |
|---|---|---|
| 750,000 | 0.25 | September 29, 2002 |
| 750,000 | | |

(d) **Shares in Escrow**

There are 4,558 common shares held in escrow.

5. **List of directors and officers**

Frank A. Lang – President and Director
Ron Lang - Director
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
Ross Guenther – Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

# Quarterly Report
# March 31, 2002

**Schedule C: Management Discussion and Analysis For The Three Months Ended March 31, 2002**

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes.

Overview

The Company's principal business is the exploration and development of mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favourable exploration potential. The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

The Company's loss for the three months ended March 31, 2002, was $33,031 or $0.00 per share, compared to a loss of $93,024 or $0.01 per share for the three months ended March 31, 2001. Emgold's expenditures in 2002 continue to reflect an overall decrease in activity over the prior period as the Company is under pressure to conserve cash flow.

Until fiscal 2000 the Company's sole focus was the Idaho-Maryland Property in Nevada County, California. Emgold is currently negotiating with the vendors of the Idaho-Maryland Property with respect to the property lease and options agreements. Since fiscal 2000, Emgold has entered into option agreements on the Stewart Property in British Columbia, the Holly Property in Nevada, and the Rozan Property in British Columbia.

**Idaho-Maryland Property**

Emgold had total expenditures of $13,051 on the Idaho-Maryland Property in the three months ended March 31, 2002. The Idaho-Maryland Property was written down to a nominal carrying value of $1 in fiscal 1999. All of the costs related to the ongoing maintenance and acquisition of the Idaho-Maryland Property continue to be written off. Currently Emgold holds the exploration permit for exploration on the property, and continues to negotiate with the vendors of the Idaho-Maryland Property to revise and extend the terms of the leases and option agreements. It is not known whether these negotiations will be successful. If negotiations are successful, Emgold intends to keep the Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement or other new financing, and there is no guarantee that such funds will be available.

Management has developed a plan for the continued exploration of the Idaho-Maryland, which may allow the mine to go into production using a smaller and more cost effective exploration and development program. The plan calls for modification to the existing exploration permit to allow for the installation of an exploration ramp from the surface to the 600-foot level. The exploration ramp would be strategically located adjacent to known targets within the upper levels, as defined while the mine was in production. Diamond drilling would be completed on targets at the 300, 400, 500 and 600-foot levels, culminating in the removal of a 10,000 ton bulk sample to test the ID1-3 vein which may contain 50,600 tons grading approximately 0.32 ounces of gold per ton of rock. The bulk sample would be processed on site using a portable crushing plant and modular gravity recovery circuit. Emgold is confident in the potential of the Idaho-Maryland and would prepare the necessary applications for the commercial operation of the mine upon commencement of the exploration program. The exploration ramp and modular recovery plant would be designed to operate at 400 to 500 tons per day with the ability to double its capacity to 1,000 tons per day in a staged development program. Emgold's plan would allow the Idaho-Maryland Mine to go into

commercial production within 3 to 4 years to initially produce approximately 85,000 to 95,000 oz of gold at a direct cost of $185 to $200 per ounce. The company has defined targets, based on the extensive data available from past operations, which indicate the potential for definition of 3.5 to 5.5 million ounces of gold remaining in the existing resource. The Idaho-Maryland Mine produced a total of approximately 2.4 million ounces of gold until it closed in 1956 due to a fixed gold price of US$35 per ounce and escalating costs.

**Stewart Property**

The Stewart property, optioned in fiscal 2001, consists of 82 mineral claims, located close to the large Gold Mountain gold porphyry discovery on the Kena property held by Sultan Minerals Inc. near Ymir, British Columbia. Previous optionors have reported two large gold soil anomalies. One of the anomalies has never been drilled and the second has had only four holes drilled. The reported average of all sample assays taken in the four holes was 0.29 g/t gold. The highest intervals were 1.87g/t gold over 2 metres in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulfide vein associated with quartz and calcite in Hole 4.

The second gold anomaly reportedly has high gold soil geochem values coincident with a strong I.P. geophysical anomaly. Further work will be required to select drill sites in this area and in other parts of this large property. The property is also noted for hosting significant values in molybdenite and tungsten.

The North Gold Zone contains an 1100 X 450 metre gold soil geochemical anomaly. The anomaly lies within Rossland Volcanic rocks within which are "plugs" of a foliated feldspar porphyry unit similar to the favourable Silver King Porphyry unit currently being explored by Sultan Minerals Inc. on its adjacent Kena Property. The previous soil survey grid is terminated at Craigtown Creek, although the gold values are still elevated, therefore the current program will expand the soil geochemical coverage to the south of Craigtown Creek.

A favourable intrusive unit (the mid Jurassic Silver King intrusive) trends throughout Sultan's Kena property and crosses the property border onto the Stewart Property.

The QFP Stockwork Zone consists of a body of quartz-eye porphyry intrusive with abundant crosscutting quartz stockwork veins. The intrusive outcrop covers an area of more than 1000 x1000 metres and has never been systematically worked. A geochemical grid will be completed with both soil and rock chip samples collected throughout the grid area.

The Arrow Tungsten workings consist of a series of trenches from the 1940s excavated over a 300-metre length. The historic workings gave an average W03 grade of approximately 1.00% over a skarn zone that is exposed over a width of about one metre. A recent grab sample from one of the old trenches collected by Emgold returned 1.23% W03 and 4.00% Zn. The current program will investigate the zone with soil geochemical and rock chip sampling.

Emgold's geological consultant, P&L Geological Services, is currently compiling all historical information on the Stewart property. The results of this initial exploration program will be combined the results of previous surveys in order to define target areas for follow-up by trenching and diamond drilling. Further work will be required to select drill sites in these large areas. During the three months ended March 31, 2002, the Company expended $5,458 in exploration and acquisition costs on the Stewart Property.

**Quarterly Report**
**March 31, 2002**

**Rozan Property**

In fiscal 2000 Emgold entered into an option agreement to acquiring the rights to the Rozan Property, a gold prospect, located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. Emgold can earn a 100% interest in the property by making stepped payments totalling $100,000 and issuing 200,000 common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

In 2000 Emgold completed an exploration program on its 100% interest in the Rozan Property in southeastern British Columbia. Fieldwork for the program consisted of expanded geochemical surveys geological mapping, excavator trenching and a 300-metre drill program.

The Company spent a total of $15 on exploration and property payments associated with the property in the first three months of fiscal 2002.

Emgold continues to hold the Rozan Property, a gold prospect, located south of Nelson in southeastern British Columbia. Further work at Rozan is planned to explore the remainder of the 1,450-hectare property, which contains numerous exploration targets.

**Holly Gold Property**

Emgold continues to hold a 20-year lease and option agreement on the Holly Gold Property, consisting of 35 mineral claims situated in the Antelope Springs Mining District, Pershing County, Nevada. Discovered in 1864 the Holly Mine was initially explored for antimony and during World War I produced approximately 512 tons of antimony. Property work completed to date has defined two targets believed to have potential for bulk mineable gold mineralization.

**Financial Position**

Financing Activities

At March 31, 2002, the Company has a working capital deficiency of $1,418,497. Working capital is defined as current assets less current liabilities. Subsequent to the quarter end, the Company settled indebtedness to four related parties by the proposed issuance of 2,250,000 common shares at $0.10 per share for $225,000 in indebtedness. The debt settlement is subject to regulatory approval.

Investing Activities

During the three months ended March 31, 2002, the Company expended $18,049 (2001 - $23,608) in exploration expenditures on its properties. The Company drastically reduced staff levels down to two part time contractors in an effort to conserve funds. The Company is currently negotiating with the vendors of the Idaho-Maryland property with respect to its lease and option agreement.

During the three months ended March 31, 2002, the Company had no expenditures on the Holly Property in Nevada, $15 on the exploration and acquisition of the Rozan Property located in British Columbia, and $33 on the exploration of the Stewart Property located in British Columbia, compared to no exploration expenditure on the Holly Property and $3,865 on the Rozan Property in 2001.

# Quarterly Report
# March 31, 2002

## Liquidity and Capital Resources

Results of Operations

Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") in the three months ended March 31, 2001, with no comparative expense in the three months ended March 31, 2002. The contract with Lang Mining expired on June 30, 2001. Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for the companies. Expenses are allocated on a cost basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space.

Shareholder communication costs decreased from $3,688 in fiscal 2002 to $3,296 in fiscal 2001. These costs are shareholder dissemination costs, transfer agent and regulatory and filing fees.

Professional fees, consisting of legal, audit and accounting fees decreased from $2,970 in fiscal 2001 to $936 in fiscal 2001. Annual expenditures will likely remain at the same level for the remainder of fiscal 2002, unless activity increases, with the related legal and other services that will be required.

During 2002, $4,712 was expended on finance expense relating to the promissory notes payable to an officer and director of the Company as compared to $7,337 in fiscal 2001

Outlook

Emgold's focus over the next few months will be on the negotiation of a new option agreement for the Idaho-Maryland Property and the acquisition of additional financing. If an acceptable agreement is concluded and sufficient funds can be arranged and working capital commitments allow, Emgold will explore the resource areas above the 600 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. The company may apply to revise the existing exploration and dewatering permit to allow for the installation of a decline (ramp) from the surface, conduct underground diamond drilling and remove a 10,000-ton bulk sample from the ID1-3 vein. It is estimated that the direct cost for this program could be approximately US$5 million, although US$1.1 million may be recovered from the sale of gold and aggregate produced during the exploration program. The initial exploration program may be completed within 2½ years at a net cost of approximately US$3.9 million. The Company has estimated that the Idaho-Maryland Mine could be put into commercial production at a rate of 175,000 tons per year for an additional approximate direct cost of US$10 to US$15 million within 3 to 4 years. Management is continuing to identify cost effective measures to put the Idaho-Maryland back into profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Provided sufficient financing can be obtained, Emgold is ready to prepare for submission its mine and mill permit application on the Idaho-Maryland property which is anticipated to cost approximately US$500,000 to be reviewed and approved by the appropriate officials and is expected to take eighteen to twenty-four months to complete.

Emgold will also consider further exploration of the Rozan, Stewart and Holly properties if suitable financing can be arranged.

Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 21, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: EMGOLD MINING CORPORATION

We confirm that the following material was sent by pre-paid mail on May 21, 2002, to the registered shareholders of the subject Corporation:

1. Notice of Annual and Extraordinary General Meeting/Information Circular/Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2001/ Consolidated Financial Statements as at December 31, 2001 and 2000/Schedules B-C
2. Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

*"Anita Dayal"*
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

# Proxy

**ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF EMGOLD MINING CORPORATION (the "Company")**

**TO BE HELD AT** Suite 1400 – 570 Granville Street,
Vancouver, British Columbia, V6C 3P1

**ON Wednesday, June 27th, 2002, AT 2:00 P.M.**

**(the "Meeting")**

**The undersigned Member of the Company hereby appoints,** Frank A. Lang, President of the Company, or failing this person, William J. Witte, Executive Vice-President of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

**Resolutions** (For full detail of each item, please see the enclosed Notice of Annual and Extraordinary General Meeting and Information Circular)

| | | For | Against |
|---|---|---|---|
| 1. | To determine the number of Directors at five. | ____ | ____ |
| | | **For** | **Withhold** |
| 2. | To elect as Director, Frank A. Lang. | ____ | ____ |
| 3. | To elect as Director, Sargent H. Berner. | ____ | ____ |
| 4. | To elect as Director, Ross Guenther. | ____ | ____ |
| 5. | To elect as Director, Ronald M. Lang | ____ | ____ |
| 6. | To elect as Director, William J. Witte. | ____ | ____ |
| 7. | To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditor of the Company at a remuneration to be fixed by the board of directors. | ____ | ____ |
| | | **For** | **Against** |
| 8. | To pass a special resolution amending the Memorandum of the Company to increase the number of Common Shares the Company is authorized to issue from 50,000,000 Common shares without par value to 500,000,000 Common shares without par value and to alter the Memorandum of the Company to reflect the increase of the authorized capital. | ____ | ____ |
| 9. | To pass an ordinary resolution, approving in advance, subject to regulatory approval and compliance with the policies of the TSX Venture Exchange, the issuance by the Company pursuant to one or more private placements of a number of common shares that exceeds 25% of the total number outstanding as at May 15, 2002, (the "Record Date"), all as more particularly described in and subject to the restrictions described in the Information Circular prepared for the Meeting. | ____ | ____ |
| 10. | To transact such other business as may properly come before the Meeting. | ____ | ____ |

**The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________________

**Please Print Name:** ______________________________

**Date:** ______________________________

**Number of Shares Represented by Proxy:** ______________________________

***IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.***

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE***

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated May 21, 2002.**

3. ***(i) If a registered Member wishes to attend the Meeting to vote on the resolutions in person****, register your attendance with the Company's scrutineers at the Meeting.*

   ***(ii) If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions*, the Member can *appoint another person*, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Extraordinary General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

***To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by hand, mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number for receiving proxies is (604) 683-3694.***